SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             EAGLE GEOPHYSICAL, INC.
                 --------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                 --------------------------------------------------------------

                         (Title of Class of Securities)


                 --------------------------------------------------------------
                                                      269524104
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   43rd Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 781-0866
                 --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


                 --------------------------------------------------------------
                     December 10. 1997 and December 12, 1997
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 8 Pages

----------------------                    -------------------------------------
CUSIP No. 269524104            13D
----------------------                    -------------------------------------
-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                       (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        |_|


--------------------------------------------------------------------------------
      6       CITIZEN OR PLACE OR ORGANIZATION
              U.S.A.

-------------------------------------------------------------------------------
   NUMBER OF         7       SOLE VOTING POWER
    SHARES
  BENEFICIALLY          As of December 10, 1997, 688,950 Shares of Common Stock
   OWNED BY             (See Item 5)
    EACH
  REPORTING             As of December 12, 1997, 588,050 shares of Common Stock
  PERSON WITH           (See Item 5)
-------------------------------------------------------------------------------
     8       SHARED VOTING POWER

             0
------------------------------------------------------------------------------
     9       SOLE DISPOSITIVE POWER

             As of December 10, 1997, 688,950 shares of Common Stock
            (See Item 5.)

             As of December 12, 1997, 588,050 shares of Common Stock
             (See Item 5.)

-------------------------------------------------------------------------------
    10      SHARED DISPOSITIVE POWER

            0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                588,050 shares of Common Stock (See Item 5.)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                        |_|




                                               Page 2 of 8 Pages

-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                As of December 10, 1997, 8.11% of Common Stock  (See Item 5)

                As of December 12, 1997, 6.92% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 3 of 8 Pages

                                                AMENDMENT NO. 1 TO

                                                   SCHEDULE 13D


                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge" or "CIL"), registered as an investment advisor in the State of California, regarding shares of Eagle Geophysical, Inc.
acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.01 par value

                  Issuer: Eagle Geophysical, Inc. (the "Issuer") 50 Briar Hollow Lane
                                6th Floor, West
                                Houston, TX  77027
                                (713) 627-1990



Item 2.           Identity and Background

                  There is no change in this section.

Item 3.           Source and Amount of Funds

                  (a) As of December 10, 1997, Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), and Quantum Partners, LDC ("QUE") (collectively, the "Funds"), has invested approximately $12,523,700.56 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., and QUE have invested approximately $3,678,247.05, $8,021,742.36, $533,020.25, $290,689.90, and $1,137,908.53,
respectively. The source of these funds was the respective working capital of each of the Funds.

                  (b) As of December 12, 1997, Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), and Quantum Partners, LDC ("QUE") (collectively, the "Funds"), has invested approximately $11,615,382.18 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., and QUE have invested approximately $3,678,247.05, $5,975,516.45, $533,020.25, $290,689.90, and $1,137,908.53,
respectively. The source of these funds was the respective working capital of each of the Funds.


                                               Page 4 of 8 Pages

Item 4.           Purpose of the Transaction

                  There is no change in this section.


Item 5.           Interest in Securities of the Issuer

                  (a)(i) As of December 10, 1997 Cambridge is the beneficial owner of 688,950 shares of Common Stock, or 8.11% of the shares outstanding. Of the 688,950 shares of Common Stock described above, (i) 180,650 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 410,750 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 27,100 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 14,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; and (v) 55,950 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE.

                  (a)(ii) As of December 12, 1997 Cambridge is the beneficial owner of 588,050 shares of Common Stock, or 6.92% shares of the shares outstanding. Of the 588,050 shares of Common Stock described above, (i) 180,650 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 309,850 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 27,100 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 14,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; and (v) 55,950 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on December 10, 1997 and December 12, 1997 is based on 8,489,000 outstanding shares of Common Stock as reported in the Issuer's 10-Q for the quarter ended September 30, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of CELP, CEF, COG, COG Int'l. and QUE.
                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed as Annex A attached hereto and made apart hereof.

                  (d) The Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held on behalf of such funds.

                  (e)    Not Applicable.


                                               Page 5 of 8 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is no change in this section.

                                               Page 6 of 8 Pages


-----------------------------------------------------------------------------------------------
                                            EGEO
-----------------------------------------------------------------------------------------------
         DATE      ACCOUNT          TRANS                             SHARES           PRICE
                                    (A/D)                                              ($)
-----------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                8,850            19.625
-----------------------------------------------------------------------------------------------
         11/14/97  QUE               D                                 3100             19.62
-----------------------------------------------------------------------------------------------
         12/04/97  CIL               A                                 1000             16.52
-----------------------------------------------------------------------------------------------
         12/04/97  CIL               D                                 1000             16.99
-----------------------------------------------------------------------------------------------
         12/04/97  CIL               A                                 1000             16.52
-----------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                11500             16.26
-----------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                 1000             16.86
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                 2350             16.26
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                 1650             16.26
-----------------------------------------------------------------------------------------------
         12/05/97  CIL               D                                 1000             16.25
-----------------------------------------------------------------------------------------------
         12/05/97  QUE               D                                 1400             16.25
-----------------------------------------------------------------------------------------------
         12/08/97  CEF               D                                20000             17.16
-----------------------------------------------------------------------------------------------
         12/09/97  CEF               D                                 1200             16.69
-----------------------------------------------------------------------------------------------
         12/09/97  CEF               D                                10000             16.75
-----------------------------------------------------------------------------------------------
         12/09/97  CELP              D                                 3000             16.75
-----------------------------------------------------------------------------------------------
         12/09/97  QUE               D                                 2000             16.74
-----------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                 5000             16.62
-----------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                 7100             15.76
-----------------------------------------------------------------------------------------------
         12/10/97  CELP              D                                 3000             15.75
-----------------------------------------------------------------------------------------------
         12/10/97  QUE               D                                  900             15.74
-----------------------------------------------------------------------------------------------
         12/11/97  CEF               D                                50000             15.75
-----------------------------------------------------------------------------------------------
         12/11/97  CEF               D                                  900             15.44
-----------------------------------------------------------------------------------------------
         12/12/97  CEF               D                                35150              15.5
-----------------------------------------------------------------------------------------------
         12/12/97  CEF               D                                14850              15.5
-----------------------------------------------------------------------------------------------



                                               Page 7 of 8 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998


                                       CAMBRIDGE INVESTMENTS, LTD.


                                       By: /s/Jocelyn E. Weingart,
                                                Vice President

                                               Page 8 of 8 Pages